FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Notice to the Market dated December 28, 2009
2.	Notice to the Market dated January 4, 2010
3.	Notice to the Market dated January 7, 2010
4.	Notice to the Market dated January 8, 2010
5.	Cosan S.A. Indústria e Comércio Minutes of the Board Of Directors’ Meeting held on December 22, 2009
6.	Cosan S.A. Indústria e Comércio Minutes of the Board Of Directors’ Meeting held on December 31, 2009

Item 1

COSAN S.A. INDÚSTRIA E COMÉRCIO CNPJ/MF nº 50.746.577/0001-15 NIRE 35.300.177.045

Notice to the Market

COSAN S.A. INDÚSTRIA E COMÉRCIO (Bovespa: CSAN3) hereby announces that, on December 24th, 2009 , its indirect subsidiary Rumo Logística S.A. (“Rumo”) notifi ed ALL – América Latina Logística S.A. (ALL, Bovespa: ALLL11); ALL – América Latina Logística Malha Norte S.A.; ALL – América Latina Logística Malha Paulista S.A.; ALL – América Latina Logística Malha Oeste S.A.; and Portofer Transporte Ferroviário Ltda (jointly  “ALL”), as of that date, the long-term agreements entered into between the parties (“Agreements”) are valid and executable with all its terms and conditions, in the form agreed upon by the parties in their respective instruments. Immediately after the conclusion of negotiations, Rumo will announce to the market the terms of the funding required for this investment.

The object of the above mentioned Agreements is the transportation by ALL of bulk sugar and other products ("Product") with the expansion of the parties’ operational capacity through investments, in the approximate amount of R$ 1.2 billion, in rights of way, yards, rail cars, locomotives and terminals to be realized by Rumo in ALL’s network.

Such Agreements constitute one of the biggest private infrastructure investment plans in Brazil, especially in the state of São Paulo.

São Paulo, December 28th, 2009

Marcelo Martins
CFO and IRO

Item 2

COSAN S.A. INDÚSTRIA E COMÉRCIO Corporate Taxpayer ID (CNPJ/MF) 50.746.577/0001-15 Company Registry (NIRE) 35.300.177.045

Notice to the Market

COSAN S.A. INDÚSTRIA E COMÉRCIO (Bovespa: CSAN3) announces that, on December 31st, 2009, was concluded the period for exercising the subscription warrants granted under the capital increase carried out by Cosan S.A. on November 10, 2008. A total of 54,987,554 warrants were exercised, which increased the Company's capital stock by 32,992,531 new shares.

Cosan Limited exercised all of the warrants it held, subscribing 26,996,089 new shares, representing an increase of R$ 431,937,424.00 in Cosan S.A. Shareholders Equity. Minorities exercised warrants corresponding to 5,996,442 new shares, representing an increase of R$ 95,943,072.00.

With the issue of these new shares, the capital stock of Cosan S.A. is currently composed as follows:

Shareholder	Common Shares	%
Cosan Limited	253,703,323	62.40
Rezende Barbosa	44,300,389	10.90
Novo Mercado (free float)	108,539,605	26.70
Total	406,543,317	100.00

São Paulo, January 4, 2010

Marcelo Martins
Chief Financial and Investor Relations Officer

Item 3

COSAN S.A. INDÚSTRIA E COMÉRCIO Corporate Taxpayer ID (CNPJ/MF) 50.746.577/0001-15 Company Registry (NIRE) 35.300.177.045

Notice to the Market

COSAN S.A. INDÚSTRIA E COMÉRCIO (Bovespa: CSAN3) hereby announces that, on December 31st. 2009, Cosan has become part of list of employers according to the regulation “Portaria 540/04”. Such regulation determines that a list of employers which have maintained workers under irregular working conditions may be publicized.

Cosan clarifies that the alleged reason for the inclusion of its name on the referred list is related to a services provider to sugarcane suppliers which are also part of Cosan's supply network having infringed a labor regulation in 2007. At that time, a company named José Luiz Bispo Colheita – ME, which provided services to several sugarcane growers in the State of São Paulo, was subject to an investigation from the Ministry of Labor that resulted in findings for unsuitable lodging conditions for José Luiz Bispo Colheita – ME´s employees.  Cosan ended up getting involved in the process as jointly liable for such irregularities.

Cosan had no knowledge, at the time, that the company José Luiz Bispo Colheita – ME was infringing such labor rights. Cosan has strict internal policies to comply with the applicable law related to its business. Aware of its social responsibility Cosan in good faith later on adopted several measures among which the payment of all expenses necessary for the regularization of such workers´ lodging conditions. Cosan also took measures to exclude José Luiz Bispo Colheita – ME from its sugarcane supply network.

Cosan vehemently repudiates any kind of practice that infringes labor rights of its employees and the employees of its partners or suppliers. Cosan Group has more than 40.000 employees all lawfully hired according to the Brazilian labor rights (all CLT employees), and develops a strong leadership role with the Federal and Regional Governments in an effort to regulate and improve work conditions in the whole agribusiness productive chain.

Cosan was taken by surprise by the recent events. The company clarifies that it wasn’t aware of the process of its inclusion in the referred list, therefore was deprived from its constitutional right to defend itself against such inclusion. Cosan shall immediately pursue all necessary legal and administrative measures in order to get its name excluded from this list as it considers it to be both untimely and abusive.

São Paulo, January 7, 2010

Marcelo Martins
Chief Financial and Investor Relations Officer

Item 4

COSAN S.A. INDÚSTRIA E COMÉRCIO Corporate Taxpayer ID (CNPJ/MF): 50.746.577/0001-15 Company Registry (NIRE): 35.300.177.045

Notice to the Market

COSAN S.A. INDÚSTRIA E COMÉRCIO (Bovespa: CSAN3) announces that it was granted, by the Tribunal Regional do Trabalho - 10ª Região, an injunction in the writ of mandamus filed on this date, which expressly ordered the exclusion of the Company's name from the workers' registry established by Ministerial Order 540/04 (Portaria 540/04) issued by the Ministry of Labor, subject to a penalty of R$ 50,000 per day.

The Company reaffirms its commitment to work proactively against any situation that infringes rights or negatively affect the working conditions of its employees or any worker of its partners and suppliers.

São Paulo, January 8, 2010

Marcelo Martins
Chief Financial and Investor Relations Officer

Item 5

COSAN S.A. INDÚSTRIA E COMÉRCIO

Corporate Taxpayer’s ID (CNPJ): 50.746.577/0001-15
Company Registry (NIRE): 35.300.177.045

Minutes of the Board of Directors’ meeting
Held on December 22, 2009

1.           Date, Time and Venue: December 22, 2009, at 3:30 p.m., at the Company’s administrative offices, located at Avenida Juscelino Kubitschek, 1726, 6º andar, in the city and state of São Paulo.

2.           Attendance: All members of the Company’s Board of Directors, namely Rubens Ometto Silveira Mello, Chairman, Pedro Isamu Mizutani, Vice-Chairman, Burkhard Otto Cordes, Marcelo Eduardo Martins, Serge Varsano (by proxy Rubens Ometto Silveira Mello) Maílson Ferreira da Nóbrega, Marcelo de Souza Scarcela Portela, Pedro Luiz Cerize and Roberto de Rezende Barbosa, members. All members attended the meeting via conference call, as provided for in Paragraph 2 of Article 20 of the Company's Bylaws.

3.           Call Notice: The call notice was waived in view of the attendance of all Board members.

4.           Presiding: Chairman: Rubens Ometto Silveira Mello; Secretary: Marcelo de Souza Scarcela Portela.

5.           Agenda: The Chairman declared that the purpose of the present meeting was to decide on the following agenda: (i) to approve the Company’s capital increase through the issue of 7,687,656 new common shares, with no par value, in view of the exercise of the subscription warrants; (ii) to ratify the Company’s US$ 175,000,000.00 swap operation with a Financial Institution in the amount of; and (iii) to approve the granting of a US$ 20,000,000.00 Parent Guarantee to Cosan Combustíveis e Lubrificantes.

6.           After discussing the matters on the agenda, Board decided unanimously and without restrictions:

I) To increase the Company’s capital by R$ 129,167,616.00 through the issue of 8,072,976 new shares, at R$ 16.00 per share, thereby increasing the capital from R$ 4,541,249,219.77 to R$ 4,670,416,835.77, within the limit of authorized capital, in accordance with Article 6 of the Bylaws; the number of shares representing the Company’s capital increased from 397,388,789 to 405,461,765 due to: (i) the exercise of 8,051,400 subscription warrants, totaling 4,830,840 new shares; (ii) the exercise of 5,403,560 subscription warrants by the subsidiary Cosan Limited, totaling 3,242,136 new shares; These newly issued shares will entitle their owners to receive full dividends declared by the Company for the fiscal year in which they were subscribed, as well as to all rights and benefits granted to other holders of common shares issued by the Company thereafter, under the same conditions as all other shares issued by the Company, in accordance with the Notice to the Shareholders of September 19, 2008.

II) To ratify the US$ 175,000,000.00 (one hundred seventy-five million dollars) swap operation entered into on August 12, 2009 and registered with CETIP (OTC Clearing House) under no. 09.0000.4088.

(III) To approve the granting of a US$ 20,000,000.00 Parent Guarantee to Cosan Combustíveis e Lubrificantes as surety for the latter’s acquisition of lubricants.

7.           Closure: There being no further matters on the agenda, the Chairman adjourned the meeting and these minutes were drawn up, read, found to be in compliance and signed by all those present in the appropriate book of records. São Paulo, December 22, 2009. sgd) Rubens Ometto Silveira Mello - Chairman, Pedro Isamu Mizutani - Vice-Chairman, Burkhard Otto Cordes, Serge Varsano (by proxy Rubens Ometto silveira Mello), Marcelo Eduardo Martins, Roberto de Rezende Barbosa, Maílson Ferreira da Nóbrega, Pedro Luiz Cerize, Marcelo de Souza Scarcela Portela – Members.

This is a free translation of the original document drawn up in the Company’s records.

São Paulo (SP), December 22, 2009

Marcelo de Souza Scarcela Portela
Secretary

Item 6

COSAN S.A. INDÚSTRIA E COMÉRCIO

CORPORATE TAXPAYER'S ID (CNPJ/MF): 50.746.577/0001-15
COMPANY REGISTRY (NIRE): 35.300.177.045

Minutes of the Board of Directors’ Meeting,
Held on December 31, 2009

1.           Date, Time and Venue: December 31, 2009, at 9:00 a.m. at the company’s administrative offices at Avenida Juscelino Kubitschek, 1726, 6º andar, in the city and state of São Paulo.

2.           Attendance: All members of the Company’s Board of Directors, namely Ometto Silveira Mello, Chairman, Pedro Isamu Mizutani, Vice-Chairman, Burkhard Otto Cordes, Marcelo Eduardo Martins, Serge Varsano (represented by Rubens Ometto Silveira Mello) Maílson Ferreira da Nóbrega, Marcelo de Souza Scarcela Portela, Pedro Luiz Cerize and Roberto de Rezende Barbosa. All members participated in the meeting via conference call, as provided for in Paragraph 2 of Article 20 of the Company's Bylaws.

3.           Call Notice: The call notice was waived in view of the presence of all members.

4.           Presiding: Chairman: Rubens Ometto Silveira Mello; Secretary: Marcelo de Souza Scarcela Portela.

5.           Agenda: To increase the Company’s capital through the issue of 1,081,552 new common shares with no par value due to the exercise of subscription warrants.

6.           Resolutions taken unanimously and without restrictions: The members present approved the sole item on the agenda, namely:

To increase the Company’s capital by R$ 17,304,832, through the issue of 1,081,552 new shares at R$ 16.00 per share due to the exercise of 1,802,588 subscription warrants, raising the Company’s capital from R$ 4,670,416,835.77 to R$ 4,687,721,667.77, within the limits of authorized capital, pursuant to article 6 of the Company’s Bylaws and increasing the number of shares from 405,461,765 to 406,543,317.

7.           Closure: There being no other matters on the agenda, the Chairman closed the meeting and these minutes were drawn up, read, found to be in compliance and signed by all those present in the appropriate book of records. São Paulo, December 31, 2009. Signatures: Rubens Ometto Silveira Mello - Chairman, Pedro Isamu Mizutani - Vice-Chairman, Burkhard Otto Cordes, Serge Varsano (represented by Rubens Ometto Silveira Mello), Marcelo Eduardo Martins, Roberto de Rezende Barbosa, Maílson Ferreira da Nóbrega, Pedro Luiz Cerize and Marcelo de Souza Scarcela Portela.

This is a free translation of the original document filed in the Company’s records.

São Paulo (SP), December 31, 2009

Marcelo de Souza Scarcela Portela
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	January 13, 2010	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer